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                                                                      VAN KAMPEN
                                                                      FUNDS INC.


NEWS RELEASE

    1 Parkview Plaza o P.O. Box 5555 o Oakbrook Terrace, Illinois 60181-5555
                               o www.vankampen.com
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FOR IMMEDIATE RELEASE

FOR MORE INFORMATION CONTACT:
Chad Peterson
212/762-9612

                      VAN KAMPEN CALIFORNIA MUNICIPAL TRUST
                  ANNOUNCES ADJOURNMENT OF MEETING FOR PROPOSED
           REORGANIZATION INTO VAN KAMPEN CALIFORNIA VALUE MUNICIPAL
                                  INCOME TRUST

         CHICAGO (July 22, 2005) -- The adjourned joint special meeting of shareholders of Van Kampen California Municipal Trust, Van Kampen California Quality Municipal Trust, Van Kampen Trust for Investment Grade California Municipals and Van Kampen California Value Municipal Income Trust was held on July 22, 2005 and has been further adjourned to August 12, 2005 at 9:00 a.m. with respect to Van Kampen California Municipal Trust to allow additional time to solicit the additional votes needed for shareholders of Van Kampen California Municipal Trust to approve the proposed reorganization as outlined in the Notice of Special Meeting previously mailed to shareholders.

         Van Kampen Asset Management is a subsidiary of Van Kampen Investments Inc. ("Van Kampen"). Van Kampen is one of the nation's largest investment management companies, with more than $100 billion in assets under management or supervision, as of June 30, 2005. With roots in money management dating back to 1927, Van Kampen has helped more than four generations of investors work toward their financial goals. Van Kampen is a wholly owned subsidiary of Morgan Stanley (NYSE:MWD). For more information, visit Van Kampen's web site at www.vankampen.com.

         The foregoing does not constitute an offer of any securities for sale. The joint proxy statement/prospectus relating to the proposed reorganization contains important information and shareholders are urged to read it. Free copies of the joint proxy statement/prospectus are available by calling Van Kampen's Client Relations Department at (800) 341-2929 or on the SEC's web site at www.sec.gov.

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Copyright(C)2005 Van Kampen Funds Inc.  All rights reserved.  Member NASD/SIPC.